The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 11-12

THE SASKATCHEWAN ADVANTAGE
3RD QUARTER FINANCIAL REPORT

3rd Quarter Financial Report Government of Saskatchewan February 10, 2012

3rd Quarter Financial Report General Revenue Fund Update

INTRODUCTION

The government remains on track to balance the budget despite the effects of flooding and continuing global economic uncertainty.

At third quarter, the GRF expense forecast is up $331.1 million from budget, an increase of 3.1 per cent.  The increase is due mainly to flood and weather-related costs.  These costs are currently estimated to be $359.6 million, but $192.9 million of this will be offset by federal cost-sharing, leaving the net cost at $166.7 million.

Flood and Weather-related Costs, 2011-12
(millions of dollars)	Direct Cost	Federal Cost-Sharing	Net Cost
Excess Moisture Program	$94.0	$-	$94.0
Saskatchewan Feed & Forage Program	8.2	-	8.2
PDAP	145.1	123.3	21.8
Highways	75.2	52.6	22.6
Saskatchewan Watershed Authority	33.9	17.0	16.9
Other spring flooding response costs	3.2	-	3.2
Total	$359.6	$192.9	$166.7

At third quarter, the General Revenue Fund (GRF) revenue forecast is up $271.9 million from budget, an increase of 2.5 per cent.  Major factors in the total increase are an increase in the CIC dividend forecast ($120 million) made possible by higher-than-budgeted net income at SaskPower in 2011, an increased oil revenue forecast ($88.3 million), and an increased federal transfers forecast ($80.4 million).

As a result, the pre-transfer surplus forecast is $55.8 million, a decrease of $59.2 million from budget.

The third quarter Growth and Financial Security Fund (GFSF) forecast shows a year-end balance of $708.9 million, a decrease of $1.9 million from budget.

Government debt reduction will proceed as budgeted.  Government general public debt will be reduced by $325.0 million, funded with a transfer from the GFSF.  This will leave government general public debt at a level of $3.8 billion at March 31, 2012.

3rd Quarter Financial Report | GRF Update   1

FINANCIAL OVERVIEW

The 2011-12 third quarter report shows:

·	revenue is up $271.9 million or 2.5 per cent from budget; and,

·	expense is up $331.1 million or 3.1 per cent from budget.

The resulting pre-transfer surplus is down $59.2 million from budget.

The budgeted Growth and Financial Security Fund (GFSF) transfer from the GRF is reduced by $29.6 million, reflecting the reduced pre-transfer surplus.

2011-12 GRF Financial Overview
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$10,794.3	$10,951.1	$11,066.2	$271.9	$115.1
Expense	10,679.3	10,926.1	11,010.4	331.1	84.3
Pre-Transfer Surplus	115.0	25.0	55.8	(59.2)	30.8
Transfer to GFSF	(57.5)	(12.5)	(27.9)	29.6	(15.4)
Transfer from GFSF	325.0	325.0	325.0	-	-
Net Transfer from (to) GFSF	267.5	312.5	297.1	29.6	(15.4)
GRF Surplus	$382.5	$337.5	$352.9	$(29.6)	$15.4

GFSF Opening Balance *	$978.3	$1,006.0	$1,006.0	$27.7	$-
Net Transfer from (to) GRF	(267.5)	(312.5)	(297.1)	(29.6)	15.4
GFSF Balance	$710.8	$693.5	$708.9	$(1.9)	$15.4

Government Debt **	$4,135.2	$3,810.2	$3,810.2	$(325.0)	$-
* Mid-Year Projection and 3rd Quarter Forecast of 2011-12 opening balance incorporate 2010-11 actual transfers to the GFSF and reflect actual 2011-12 opening balance of $1,006.0M.
** Budget Estimate figure has been adjusted to the 2010-11 year-end actual level.

The GFSF balance is forecast to be $708.9 million at the end of 2011-12.   This reflects the additional $27.7 million added to the GFSF at the end of 2010-11, reduced by the 2011-12 net transfer of $297.1 million to the GRF.

The budgeted $325.0 million transfer from the GFSF for debt reduction will reduce government general public debt to $3.8 billion at the end of 2011-12.

Crown corporation public debt is forecast to be $4.5 billion at the end of 2011-12.  This is an increase of $560.4 million from 2010-11, but a decrease of $495.0 million from the level estimated in the 2011-12 Budget.  (See debt update on page 8.)

2  3rd Quarter Financial Report | GRF Update

REVENUE UPDATE

The 2011-12 Budget estimated GRF revenue at $10,794.3 million.

At mid-year, GRF revenue was projected at $10,951.1 million, an increase of $156.8 million (1.5 per cent) from budget.

At third quarter, GRF revenue is forecast to be $11,066.2 million, an increase of $115.1 million (1.0 per cent) from the mid-year projection.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$10,794.3
Mid-Year Total Change	+ 156.8
Mid-Year Projection	10,951.1
3rd Quarter Changes
CIC Special Dividend	+ 120.0
Oil	+ 88.3
Federal Transfers	+80	.4
Provincial Sales Tax	+ 64.3
Interest, Premium, Discount
and Exchange	+ 51.7
Fuel Tax	+ 30.0
Corporation Income Tax	- 178.6
Potash	- 137.2
Crown Land Sales	- 50.9
Other net changes	+ 47.1
3rd Quarter Total Change	+ 115.1

Total Change
Budget to 3rd Quarter	+ 271.9

3rd Quarter Forecast	$11,066.2

Taxation revenue is forecast to be down $80.2 million from the mid-year projection, primarily due to a further reduction in the Corporation Income Tax forecast, partially offset by gains in Provincial Sales Tax and Fuel Tax revenue.

Corporation Income Tax is $178.6 million lower than mid-year, primarily due to weaker-than-anticipated final assessment data for the 2010 taxation year and higher-than-expected tax credit claims.

Provincial Sales Tax revenue is forecast to increase $64.3 million from mid-year.  The increase reflects higher-than-expected revenue through the end of the third quarter, a result of stronger-than-expected economic activity and retail sales.

Fuel Tax revenue is forecast to increase $30.0 million from mid-year due to an extended construction season, favourable driving conditions and continued strength in the provincial economy.

Non-renewable resource revenue is forecast to be $114.4 million lower than the mid-year projection, primarily due to lower potash revenue and Crown land sales, partially offset by higher oil revenue.

Crown Land Sales revenue is $50.9 million lower than the mid-year projection, reflecting the results of all six land sales this fiscal year.  While revenue from Crown land sales is lower than previously forecast, the decline is due to an industry reallocation of funds toward drilling and exploration to prevent previously purchased land from reverting

3rd Quarter Financial Report | GRF Update   3

2011-12 Fiscal Year Key Resource Forecast Assumptions
	Budget	1st Quarter	Mid-Year	3rd Quarter
	Estimate	Forecast	Projection	Forecast
WTI Oil Price (US$ per barrel)	93.75	100.73	95.28	96.60
Exchange Rate (US cents)	99.82	103.16	100.36	100.64
Light-Heavy Differential (% of WTI)	15.3	17.2	17.2	13.6
Well-head Oil Price (C$ per barrel)	77.38	79.09	77.43	80.79
Oil Production (millions of barrels)	159.4	147.7	153.2	156.2
Total Oil Revenue ($Millions)	1,410.1	1,388.9	1,383.6	1,471.9
Potash Average Price (C$ per K2O tonne)	646	655	717	689
Potash Average Price (US$ per KCl tonne)	393	412	439	423
Potash Sales (million K2O tonnes)	10.4	10.5	10.8	10.2
Total Potash Revenue ($Millions)	381.3	381.6	588.3	451.1

back to the Crown.  This is a positive sign for future oil and gas production in Saskatchewan.

Oil revenue is forecast to increase $88.3 million from mid-year primarily due to higher production, a higher forecast for West Texas Intermediate (WTI) oil prices and a decrease in the light-heavy differential, partially offset by a higher exchange rate forecast.

At third quarter, oil production is forecast to partially recover from the drop in production witnessed in the spring and summer due to flooding.  Oil production is now forecast at 156.2 million barrels in 2011-12.

The average fiscal-year WTI oil price forecast is US$96.60 per barrel at third quarter, up from the mid-year estimate of US$95.28.  Through the first ten months of the fiscal year, WTI oil averaged US$95.95.

The average fiscal-year exchange rate is now forecast at 100.64 US cents, up from 100.36 US cents at mid-year.  Through the end of January, the Canadian dollar averaged 100.83 US cents.

Potash revenue is forecast to be down $137.2 million from mid-year primarily due to lower projections for prices and sales volumes as a result of lower-than-expected activity in the third and fourth quarters.

At third quarter, potash prices are forecast to average US$423 per KCl tonne (C$689 per K2O tonne) in 2011-12, down from the mid-year forecast of US$439 (C$717).  Total sales are now forecast at 10.2 million K2O tonnes, down from the mid-year assumption of 10.8 million K2O tonnes.

Transfers from Crown Entities are forecast to be $137.7 million higher than mid-year.  The increase is largely due to an unbudgeted, $120.0 million CIC special dividend made possible by higher-than-budgeted net income at SaskPower in 2011.

4  3rd Quarter Financial Report | GRF Update

Other own-source revenue is forecast to increase $91.6 million from the mid-year projection.  Interest earnings are forecast to be $51.7 million higher than mid-year largely as a result of gains on sales of sinking fund assets.  The remainder of the increase in other own-source revenue is largely due to a $35.0 million increase in miscellaneous and casual revenue.

Transfers from the Government of Canada are forecast to increase $80.4 million from mid-year as the result of higher federal cost-sharing for provincial flood-related expenditures.

3rd Quarter Financial Report | GRF Update   5

EXPENSE UPDATE

The 2011-12 Budget estimated GRF expense at $10,679.3 million.

At mid-year, GRF expense was projected to increase $246.8 million, largely due to direct costs related to 2011 flooding.

The third quarter financial update includes an additional $84.3 million in expense.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$10,679.3
Mid-Year Total Change	+ 246.8
Mid-Year Projection	10,926.1
3rd Quarter Changes
Corrections, Public Safety
and Policing	+94	.3
Education - Teachers' Pensions
and Benefits	+35	.3
Finance	+17	.9
Highways and Infrastructure	+10	.0
Information and Technology Office	+5	.1
Health	-39.0
Education	- 14.1
Environment	-7.0
Social Services	-5.5
Finance - Public Service
Pensions and Benefits	-4.2
Other net changes	-8.5
3rd Quarter Total Change	+ 84.3

Total Change
Budget to 3rd Quarter	+ 331.1

3rd Quarter Forecast	$11,010.4

In total, GRF expense is forecast to be $11,010.4 million in 2011-12, an increase of $331.1 million (3.1 per cent) from budget.  This increase includes $360 million in flood-related expense and $119 million for Education (including Teachers’ Pensions and Benefits), partially offset by savings in Health, Social Services, Municipal Affairs, debt-servicing costs and AgriStability.

Since mid-year, significant changes have occurred in the following ministries.

Corrections, Public Safety and Policing is up $94.3 million from mid-year, primarily due to further claims under the Provincial Disaster Assistance Program, spring flooding preparations and response costs, funding for the Technical Safety Authority of Saskatchewan and costs associated with higher-than-budgeted inmate counts.

Education – Teachers’ Pensions and Benefits is up $35.3 million from mid-year due to higher requirements for the Teachers’ Superannuation Plan and the Saskatchewan Teachers’ Retirement Plan.

Finance is up $17.9 million from mid-year, primarily due to higher-than-budgeted Research and Development Tax Credit costs for the 2010 and 2011 tax years.

Highways and Infrastructure up $10.0 million from mid-year for an increase to the Strategic Partnership Program, primarily for additional infrastructure at the Global Transportation Hub.

6  3rd Quarter Financial Report | GRF Update

Information Technology Office is up $5.1 million from mid-year, largely as the result of higher software licencing costs.

Health is down $39.0 million from mid-year, primarily due to utilization savings in the Saskatchewan Prescription Drug Plan and Canadian Blood Services, lower-than-budgeted physician services utilization and lower accommodations expense.

Education is down $14.1 million from mid-year, primarily due to higher-than-expected Education Property Tax revenue and lower-than-anticipated block capital funding due to delays in smaller projects.

Environment is down $7.0 million from mid-year, primarily due to lower wildfire management costs.

Social Services is down $5.5 million from mid-year, mainly due to lower-than-anticipated costs in Child and Family Services.

Finance – Public Service Pensions and Benefits is down $4.2 million from mid-year, largely due to lower requirements for the Public Service Superannuation Plan.

3rd Quarter Financial Report | GRF Update   7

DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government public debt at March 31, 2012 is currently forecast to be $3.8 billion, a decrease of $325.0 million from the March 31, 2011 balance and unchanged from the amount anticipated at mid-year.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is forecast to be $560.9 million, a decrease of $48.2 million from March 31, 2011.  GBE specific public debt is forecast to be $4.0 billion, an increase of $608.6 million from March 31, 2011.  The increase in GBE specific public debt is mainly due to planned Crown corporation infrastructure investments.

Taken together, Crown corporation public debt is currently forecast to be $4.5 billion, an increase of $560.4 million from March 31, 2011.  This is $56.8 million higher than the increase anticipated at mid-year.

GRF Debt
		As at March 31, 2012
		Mid-Year	3rd Quarter	Change from
	31-Mar-2011	Projection	Forecast	31-Mar-2011	Mid-Year
	(millions of dollars)
GRF Government General Public Debt	$4,135.2	$3,810.2	$3,810.2	$(325.0)	$-
GRF Crown Corporation Public Debt
Crown Corporation General	609.1	736.8	560.9	(48.2)	(175.9)
Government Business Enterprise Specific	3,373.8	3,749.7	3,982.4	608.6	232.7
GRF Crown Corporation Public Debt	$3,982.9	$4,486.5	$4,543.3	$560.4	$56.8

GRF Public Debt	$8,118.1	$8,296.7	$8,353.5	$235.4	$56.8
Guaranteed Debt	$35.4	$80.4	$92.6	$57.2	$12.2

8  3rd Quarter Financial Report | GRF Update

GENERAL REVENUE FUND FINANCIAL TABLES

Statement of Revenue Statement of Expense Statement of Debt

3rd Quarter Financial Report | GRF Update   9

2011-12 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Corporation Income	$1,080,700	$971,000	$792,400	$(288,300)	$(178,600)
Fuel	461,300	461,300	491,300	30,000	30,000
Individual Income	1,915,200	1,915,200	1,915,200	-	-
Provincial Sales	1,270,700	1,300,700	1,365,000	94,300	64,300
Tobacco	253,200	253,200	247,000	(6,200)	(6,200)
Other	286,700	286,700	297,000	10,300	10,300
Taxes	$5,267,800	$5,188,100	$5,107,900	$(159,900)	$(80,200)

Crown Land Sales	$436,400	$285,000	$234,100	$(202,300)	$(50,900)
Natural Gas	22,500	19,700	18,000	(4,500)	(1,700)
Oil	1,410,100	1,383,600	1,471,900	61,800	88,300
Potash	381,300	588,300	451,100	69,800	(137,200)
Resource Surcharge	438,300	468,300	455,400	17,100	(12,900)
Other	140,300	130,600	130,600	(9,700)	-
Non-Renewable Resources	$2,828,900	$2,875,500	$2,761,100	$(67,800)	$(114,400)

Crown Investments Corporation of Saskatchewan	$110,000	$110,000	$110,000	$-	$-
- Special Dividend	10,000	10,000	130,000	120,000	120,000
Saskatchewan Liquor and Gaming Authority	422,000	422,000	436,900	14,900	14,900
Other Enterprises and Funds	45,800	71,700	74,500	28,700	2,800
Transfers from Crown Entities	$587,800	$613,700	$751,400	$163,600	$137,700

Fines, Forfeits and Penalties	$13,200	$13,200	$13,900	$700	$700
Interest, Premium, Discount and Exchange	136,500	186,100	237,800	101,300	51,700
Motor Vehicle Fees	162,000	162,000	167,000	5,000	5,000
Other Licences and Permits	24,600	25,700	24,900	300	(800)
Sales, Services and Service Fees	124,100	130,500	130,500	6,400	-
Transfers from Other Governments	15,600	16,900	16,900	1,300	-
Other	65,000	65,000	100,000	35,000	35,000
Other Revenue	$541,000	$599,400	$691,000	$150,000	$91,600
Own-Source Revenue	$9,225,500	$9,276,700	$9,311,400	$85,900	$34,700

Canada Health Transfer	$847,100	$847,100	$847,100	$-	$-
Canada Social Transfer	352,700	352,700	352,700	-	-
Other	369,000	474,600	555,000	186,000	80,400
Transfers from the Government of Canada	$1,568,800	$1,674,400	$1,754,800	$186,000	$80,400
Revenue	$10,794,300	$10,951,100	$11,066,200	$271,900	$115,100

10  3rd Quarter Financial Report | GRF Update

2011-12 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Executive Branch of Government
Advanced Education, Employment and Immigration	$855,905	$864,336	$861,336	$5,431	$(3,000)
Agriculture	417,880	445,525	448,245	30,365	2,720
Corrections, Public Safety and Policing	367,500	427,500	521,792	154,292	94,292
Education	1,233,792	1,328,494	1,314,359	80,567	(14,135)
- Teachers' Pensions and Benefits	198,507	201,207	236,471	37,964	35,264
Energy and Resources	37,137	38,652	36,798	(339)	(1,854)
Enterprise and Innovation Programs	27,347	27,023	25,237	(2,110)	(1,786)
Enterprise Saskatchewan	41,803	41,803	41,303	(500)	(500)
Environment	180,539	214,399	207,399	26,860	(7,000)
Executive Council	12,214	12,214	12,118	(96)	(96)
Finance	58,911	58,911	76,836	17,925	17,925
- Public Service Pensions and Benefits	280,860	280,860	276,666	(4,194)	(4,194)
Finance Debt Servicing	420,000	410,000	410,000	(10,000)	-
First Nations and Métis Relations	82,255	82,255	80,520	(1,735)	(1,735)
Government Services	12,802	12,802	10,802	(2,000)	(2,000)
Health	4,462,620	4,462,620	4,423,620	(39,000)	(39,000)
Highways and Infrastructure	380,311	432,356	442,356	62,045	10,000
Information Technology Office	16,374	16,374	21,439	5,065	5,065
Innovation Saskatchewan	3,467	3,467	3,467	-	-
Justice and Attorney General	145,465	148,735	150,505	5,040	1,770
Labour Relations and Workplace Safety	16,972	17,479	17,217	245	(262)
Municipal Affairs	388,713	379,614	379,614	(9,099)	-
Office of the Provincial Capital Commission	10,595	10,966	10,966	371	-
Office of the Provincial Secretary	3,579	3,752	3,579	-	(173)
Public Service Commission	37,993	37,993	37,803	(190)	(190)
Saskatchewan Research Council	18,133	18,133	18,133	-	-
Social Services	814,172	796,972	791,428	(22,744)	(5,544)
Tourism, Parks, Culture and Sport	100,703	96,594	94,981	(5,722)	(1,613)

Legislative Branch of Government
Chief Electoral Officer	14,284	15,784	15,784	1,500	-
Children's Advocate	1,833	1,993	1,993	160	-
Conflict of Interest Commissioner	145	145	131	(14)	(14)
Information and Privacy Commissioner	1,114	1,174	1,174	60	-
Legislative Assembly	24,225	24,850	25,210	985	360
Ombudsman	2,982	2,982	2,982	-	-
Provincial Auditor	8,134	8,134	8,134	-	-

Expense	$10,679,266	$10,926,098	$11,010,398	$331,132	$84,300

3rd Quarter Financial Report | GRF Update   11

2011-12 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		As at March 31, 2012
		Mid-Year	3rd Quarter	Change from
	31-Mar-2011	Projection	Forecast	31-Mar-2011	Mid-Year
	(thousands of dollars)

Government General Public Debt	$4,135,226	$3,810,226	$3,810,226	$(325,000)	$-

Crown Corporation General Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$9,900	$9,900	$(3,647)	$-
Municipal Financing Corporation
of Saskatchewan	6,249	6,203	6,249	-	46
Saskatchewan Housing Corporation	29,762	27,762	27,200	(2,562)	(562)
Saskatchewan Opportunities Corporation	36,170	38,852	35,728	(442)	(3,124)
Saskatchewan Power Corporation	97,823	96,621	96,543	(1,280)	(78)
Saskatchewan Telecommunications
Holding Corporation	-	111,400	-	-	(111,400)
Saskatchewan Water Corporation	49,151	55,030	53,032	3,881	(1,998)
SaskEnergy Incorporated	376,342	391,032	332,201	(44,141)	(58,831)
Crown Corporation General Public Debt	$609,044	$736,800	$560,853	$(48,191)	$(175,947)

Government Business Enterprise Specific Public Debt
Municipal Financing Corporation
of Saskatchewan	$97,330	$126,896	$126,803	$29,473	$(93)
Saskatchewan Gaming Corporation	6,000	12,800	6,000	-	(6,800)
Saskatchewan Power Corporation	2,415,601	2,724,912	2,717,793	302,192	(7,119)
Saskatchewan Telecommunications
Holding Corporation	369,928	409,455	507,716	137,788	98,261
SaskEnergy Incorporated	484,933	475,586	624,088	139,155	148,502
Government Business Enterprise Specific Public Debt	$3,373,792	$3,749,649	$3,982,400	$608,608	$232,751

Public Debt	$8,118,062	$8,296,675	$8,353,479	$235,417	$56,804

Public Debt by Category
Government General Gross Debt	$6,111,642	$5,877,316	$5,877,316	$(234,326)	$-
Government General Sinking Funds	(1,976,416)	(2,067,090)	(2,067,090)	(90,674)	-
Government General Public Debt	$4,135,226	$3,810,226	$3,810,226	$(325,000)	$-

Crown Corporation Gross Debt	$4,438,241	$5,015,597	$5,084,994	$646,753	$69,397
Crown Corporation Sinking Funds	(455,405)	(529,148)	(541,741)	(86,336)	(12,593)
Crown Corporation Public Debt	$3,982,836	$4,486,449	$4,543,253	$560,417	$56,804

Public Debt	$8,118,062	$8,296,675	$8,353,479	$235,417	$56,804

Guaranteed Debt	$35,428	$80,425	$92,625	$57,197	$12,200

12  3rd Quarter Financial Report | GRF Update

The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 11-12

3RD QUARTER FINANCIAL REPORT